September 23, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Montage Technology Group Limited (the “Company”)

Registration Statement on Form S-1 (File No. 333-190761)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 8,165,000 shares of ordinary shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (ET) on September 25, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 11 , 2013, through the date hereof:

Preliminary Prospectus dated September 11, 2013:

7,001 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

DEUTSCHE BANK SECURITIES INC. BARCLAYS CAPITAL INC. As Representatives of the several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jay Coleman
Name: Jay Coleman
Title: Managing Director

By:	/s/ Mark Schwartz
Name: Mark Schwartz
Title: Managing Director

By:	BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President